UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

INFINITY LONG/SHORT EQUITY FUND, LLC

(Name of Subject Company (Issuer))

INFINITY LONG/SHORT EQUITY FUND, LLC

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Terrance P. Gallagher

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

May 28, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $5,000,000 (a) Amount of Filing Fee: $545.50 (b)

(a) Calculated as the aggregate maximum value of Shares being purchased.

(b) Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $545.50

Form or Registration No.: SC TO-I

Filing Party: Infinity Long/Short Equity Fund, LLC

Date Filed: May 28, 2021

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-1.

☒      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on May 28, 2021 by Infinity Long/Short Equity Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase shares of beneficial interest ("Shares”) in the Fund in an aggregate amount up to $5,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on May 28, 2021.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Members") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on June 25, 2021.

2. As of June 25, 2021, two (2) Members validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. This resulted in the Offer being oversubscribed. Due to the oversubscription, 90% of tendered units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered and accepted pursuant to the Offer was calculated as of September 30, 2021 in the amount of $4,543,543.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of a promissory note issued to each Member whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory note was held by UMB Fund Services, Inc., the Fund's administrator, on behalf of each Member, in accordance with the terms of the Offer. Two (2) Shareholders, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the promissory notes issued to the Shareholder, the Fund paid the Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered and accepted. Cash payments in the amount of the unaudited net asset value of the Shares tendered and accepted were wired to the accounts designated by such Shareholders in their Letters of Transmittal on October 27, 2021 and October 28, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

INFINITY LONG/SHORT EQUITY FUND, LLC

By:	/s/ Phillip Jarrell
Name: Phillip Jarrell

Title: Treasurer

November 10, 2021